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IMPORTANT MATERIALS

MG Capital Encourages Stockholders to Avoid Being Misled by HC2's Attempts to Rewrite History | BusinessWire | April 28, 2020

Letter to HC2 stockholders | April 23, 2020

Presentation: A Reality Check for HC2 | April 17, 2020

A Better HC2 Presentation: TIME FOR A BETTER BOARD AND VISION | April 13, 2020

Letter to HC2 stockholders | April 7, 2020

Read MG Capital's Definitive Consent Statement | April 3, 2020

MG Capital Questions HC2's Appointment of Long-Time Falcone Insider as Chairman | BusinessWire | April 2, 2020

MG Capital Sends Letter to HC2's Recently-Appointed Lead Director | BusinessWire | March 30, 2020

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ISS Urges Falcone's Removal From HC2 Board

ISS Urges Falcone's Removal From HC2 Board

Institutional Shareholder Services Inc. has urged shareholders of HC2 Holdings Inc. (HCHC) to vote in favor of removing of Philip Falcone and two other directors from miniconglomerate's board.

The proxy advisor issued a report, obtained by The Deal April 24, that recommended investors back three of six dissident director candidates nominated by ex-Third Point LLC analyst Michael Gorzynski for HC2's six-person board.

The dissident makes a strong case that significant board change is necessary to address the company's prolonged underperformance, need to reduce and potentially refinance debt, excessive executive compensation, and a lack of credibility surrounding CEO Falcone, ISS said in its report.

Gorzynski, manager of MG Capital, is seeking to install candidates through a written consent solicitation process set to conclude on May 7. Consents for director candidates due to be tallied and delivered to the company's proxy solicitor by May 12.

The insurgent manager wants to oust Falcone from his role of CEO and push the company to focus on its core assets, including DBM Global and Continental General, while divesting other units. In addition, Gorzynski wants to become interim CEO in Falcone s stead. HC2 has business operations in construction, marine services, insurance and other sectors.

ISS said that MG Capital has presented a "compelling" case but added that it is not yet clear whether its divestiture plan is the best way forward. In addition, ISS notes that shareholders may have some reservations regarding Gorzynski s ability as interim CEO given his lack of experience as a public company executive or director.

The adviser is recommending that shareholders don t vote to install Gorzynski, one of MG Capital s candidates, as a director.

The adviser is recommending that shareholders don t vote to install Gorzynski, one of MG Capital s candidates, as a director.

An MG Capital presentation defended Gorzynski's experience, noting that he has participated in "dozens of insurance and debt-related restructurings" and that its candidates have committed to cutting director fees by 50% and providing the activist investor $1 for his potential service as interim CEO.

ISS was critical of Falcone. It said it may be difficult to convince the market of management s ability to generate shareholder value with Falcone at the helm. The proxy adviser pointed to refinancing missteps, questionable accounting decisions, and Falcone's prior litigious history as reasons to remove him from the board.

Seeking to appease disgruntled investors, HC2 announced April 21 it was installing a new director, Lancer Capital LLC s Avram Glazer, as board chairman. HC2 s interim chairman, Warren Gfeller, has described Glazer as an independent and high-quality nominee. However, Glazer has connections to Gfeller, CEO Falcone and HC2 that suggest he isn t very independent.

Even so, ISS suggested that Glazer s appointment was a step in the right direction and that he is a significant shareholder with prior public board experience. Glazer s Lancer Capital LLC owns 5.3%.

In a statement, HC2 said it strongly disagrees with ISS s recommendation, but said it was pleased with the adviser s support of three incumbent directors and the potential appointment of Glazer as board chairman.

In addition, another activist, Julian Singer, a 6.4% holder, reported support for Glazer s nomination on April 21. Singer said April 7 that he didn't support MG Capital s campaign.

In a related matter, a Delaware judge tentatively scheduled an expedited preliminary injunction hearing for May 1 into an investor s lawsuit targeting a poison put defense the company set up in response to the Gorzynski contest.

At issue in the lawsuit is whether a Gorzynski board control win would trigger a provision of HC2 s bylaws requiring that the company repurchase up to $27 million in preferred share securities. HC2 has said it may not have sufficient proceeds or the financing available to fund such a preferred share securities purchase.